EXHIBIT 99.18

Central Gold–Trust

Wednesday February 22, 2006

Central Gold-Trust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$)) has today released selected financial information in U.S. $  relating to results of operations to December 31, 2005 and 2004 and net assets as at December 31, 2005 and 2004.

CENTRAL GOLD–TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	December 31, 2005	December 31, 2004

Net Assets:
Gold at market	$ 63,051,291	53,833,266
Interest-bearing cash deposits	1,662,689	2,013,699
Prepaid expenses & other	4,828	1,436

	64,718,808	55,848,401
Accrued liabilities	(59,061)	(89,940)

Net assets representing Unitholders' equity	$ 64,659,747	55,758,461

Represented by:
Capital	$ 48,200,337	48,200,337
Retained earnings (inclusive of
unrealized appreciation of investments)	16,459,410	7,558,124

	$ 64,659,747	55,758,461

Net asset value per Unit	$ 19.73	17.01

Net asset value per Unit
expressed in Canadian dollars	$ 23.00	20.48

Exchange rate: US $1.00=Cdn.	$ 1.1659	1.2036

The change in net assets as reported in U.S. dollars, which will occur from year to year, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $8,901,286 or 16.0% during the year to a total of $64,659,747. The increase in net assets was attributable to the increase in the price of gold during the year ended December 31, 2005. Approximately 3.9% of this increase was offset by the expense of maintaining the Trust during the year.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3 Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196 Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLD–TRUST
STATEMENT OF INCOME
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Income:
Interest	$ 45,226	21,019
Unrealized appreciation of investments	9,218,025	1,836,387

	9,263,251	1,857,406

Expenses:
Administration fees	182,692	124,653
Trustee fees and expenses	38,094	38,648
Safekeeping, insurance & bank charges	53,217	35,475
Audit fees	33,732	29,791
Legal fees	33,267	42,464
Registrar and transfer agent fees	13,740	13,498
Unitholder information	11,277	11,122
Stock exchange fees	11,169	9,690
Regulatory filing fees	10,264	10,632
Miscellaneous	208	287
Foreign currency exchange (gain) loss	(25,695)	(62,688)

Total expenses	361,965	253,572

Net income
(inclusive of unrealized
appreciation of investments)	$ 8,901.286	1,603,834

Net income per unit:
(inclusive of unrealized
appreciation of investments)	$ 2.72	0.66

The net income for the year ended December 31, 2005 amounted to $8,901,286 ($2.72 per unit) compared to $1,603,834 ($0.66 per unit) for the year ended December 31, 2004, after deducting operating costs of $361,965 (2004; $253,572). Virtually all of the net income for the year is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses of maintaining the trust, as a percentage of the average month-end net assets during the 2005 fiscal year, were 0.636% compared with 0.640% in 2004.

Central Gold-Trust is a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At December 31, 2005, the units of Central Gold-Trust were 97.5% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO; Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).